IRON FINANCIAL MANAGEMENT, INC.

Letter Agreement

To:	Unified Series Trust
431 North Pennsylvania Street
Indianapolis, IN 46204

Dear Sirs:

You have engaged us to act as the sole investment adviser to the Iron Market Opportunity Fund (the “Fund”) pursuant to a Management Agreement approved by the Board of Trustees on September 12, 2005 (the “Agreement”).

Effective as of September 23, 2005 through September 30, 2006, we contractually agree to reduce our management fee from 1.00% to 0.50% of the Fund’s average daily net assets.

Very truly yours,

Iron Financial Management Inc.

By:

Name:

Title:

Acceptance

The foregoing Agreement is hereby accepted.

Unified Series Trust

By:
Anthony J. Ghoston, President

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